Exhibit 99.2

TAHOE RESOURCES ANNOUNCES ELECTION OF DIRECTORS

VANCOUVER, B.C. (May 9, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today announced the eight nominees for the board of directors as listed in the management information circular dated March 12, 2014 were re-elected.

Detailed results of the election held yesterday at the Annual General Meeting of Shareholders in Vancouver, B.C. are as follows:

Director Name	Votes For		Votes Withheld
	Number	%	Number	%
Lorne B. Anderson	127,867,819	99.91	121,548	0.09
John P. Bell	127,771,637	99.83	217,730	0.17
Tanya M. Jakusconek	127,148,800	99.34	840,567	0.66
C. Kevin McArthur	127,978,371	99.99	10,996	0.01
A. Dan Rovig	127,976,536	99.99	12,831	0.01
Paul B. Sweeney	127,984,240	100.00	5,127	0.00
James S. Voorhees	127,971,932	99.99	17,435	0.01
Kenneth F. Williamson	127,978,586	99.99	10,781	0.01

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807